UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                QUEPASA.COM, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   74833W-10-7
                                 (CUSIP Number)

                         Law Office of Michael J. Tauger
                           5445 DTC Parkway, Suite 520
                           Greenwood Village, CO 80111
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 12, 2002
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) - Jeffrey Peterson

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)      [X]
     (b)      [ ]

3.   SEC Use Only ________________________________________

4.   Source of Funds (See Instructions)
     Jeffrey Peterson - OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization - UNITED STATES and CANADA

7.   Sole Voting Power Number of Shares - 2,386,243
     Jeffrey Peterson - 2,386,243

8.   Shared Voting Power - 0

9.   Sole Dispositive Power Each Reporting Person
     Jeffrey Peterson - 0

10.  With Shared Dispositive Power - 0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     Jeffrey Peterson - 0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11) - 13.9%
     Jeffrey Peterson - 0%

14.  Type of Reporting Person (See Instructions)
     Jeffrey Peterson - IN

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


JEFFREY PETERSON

Item 1. Security and Issuer.

     This Schedule 13D statement relates to shares of common stock, $.001 par value per share, of Quepasa.com, Inc., a Nevada corporation. The Issuer's principal executive offices are located at 7904 E. Chaparral Road, Suite A110, PMB#160, Scottsdale, Arizona.

Item 2. Identity and Background.

     (a)  Jeffrey Peterson
     (b)  6510 N. 14th Place Phoenix, AZ 85014.
     (c) Present Principal Occupation: Reporting Person is President/CEO of Vayala Corporation.
     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
     (f)  The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations.

     Mr. Peterson has not purchased any shares of Issuer, other than acting as trustee pursuant to a voting trust agreement with Mark D. Kucher regarding all shares held by Mark D. Kucher. Mr. Peterson paid no money for the voting rights pursuant to the voting trust agreement.

Item 4. Purposes of Transaction.

     Reporting Person Peterson's purposes for obtaining the voting rights pursuant to the voting trust agreement may include, without limitation, plans or proposals such as the following:

     (1) dispositions of the Issuer securities through sales, transfers and other means of disposing of the securities; (2) causing the sale or transfer of assets of Issuer or any of its subsidiaries; (3) a change in the present board of directors or management of Issuer; (4) change in the capitalization or dividend policy of Issuer; (5) a change in Issuer's charter, bylaws or other corporate documents and instruments; (6) causing a class of securities of Issuer to be delisted or not traded on an exchange, system or association; (7) a corporate transaction, such as a merger, reorganization or liquidation involving Issuer or any of its subsidiaries; (8) a joint venture, partnership or management arrangement impacting Issuer, or any of its subsidiaries and/or affiliate entities or persons; (9) acquisitions of additional securities of Issuer; (10) other changes in Issuer's business or corporate structure; and (11) other actions similar to any of those listed above.

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


Item 5. Interest in Securities of the Issuer.

     No transactions in the securities of the Issuer, other than those described herein and in the Schedule 13D/A relating to Date of Event of February 21, 2002, were effected by Mr. Peterson during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Michael D. Silberman, Mark Kucher and Kevin Dieball have verbally agreed to vote their respective shares in uniformity with one another as to any issues that may come before the stockholders of the company. Further, they are consulting with one another regarding the Issuer. The individuals completely agreed to act as set forth as of January 4, 2002. The Proxy Agreement between Ernest C. Garcia II, Verde Capital Partners LLC, Verde Investments, Inc. and Michael Silberman was previously attached as an exhibit to the Schedule 13D filed by Ernest C. Garcia II, Verde Capital Partners LLC, Verde Investments, Inc. on February 8, 2002.

     Jeffrey Peterson has not entered into any written agreement with Michael Silberman, Mark Kucher, Kevin Dieball, Ernest C. Garcia II, Verde Capital Partners LLC, and Verde Investments, Inc. Mr. Peterson made a verbal agreement to provide advice to the Silberman Group on February 21, 2002.

     On March 12, 2002, Mark Kucher entered into a voting trust agreement whereby for a period of six (6) months from the date of the agreement, Jeffrey Peterson through Vayala Corporation, a Delaware corporation whose President is Jeffrey Peterson, is entitled to vote the 2,386,243 shares of the Issuer's common stock beneficially owned by Mr. Kucher.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date March 22, 2002

/S/ JEFFREY PETERSON
-------------------------------------
Jeffrey Peterson CUSIP NO. 74833W-10-7

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

MARK D. KUCHER

Item 1. Security and Issuer.

     This Schedule 13D statement relates to shares of common stock, $.001 par value per share, of Quepasa.com, Inc., a Nevada corporation. The Issuer's principal executive offices are located at 7904 E. Chaparral Road, Suite A110, PMB#160, Scottsdale, Arizona.

Item 2. Identity and Background.

     (a)  Mark D. Kucher
     (b)  1410-700 West Georgia St., Vancouver, British Columbia, Canada.
     (c) Present Principal Occupation: Reporting Person is a financier and financial consultant.
     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
     (f)  Mr. Kucher is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Considerations.

     (a) Mark D. Kucher purchased shares of the Issuer on the open market beginning on December 27, 2000 and became a 5% stockholder on August 31, 2001. The equity ownership in the Issuer exceeded 10% on November 30, 2001.

     (b) Mark D. Kucher purchased 2,386,243 shares of common stock in the Issuer for an aggregate amount of $279,606.29. Mr. Kucher used his personal funds for these purchases.

Item 4. Purposes of Transaction.

     On September 7, 2001, Mark D. Kucher filed both an initial and an amended
Schedule 13D, and on December 4, 2001 he filed a second amended Schedule 13D. On January 7, 2002, Mr. Kucher filed an amended Schedule 13D along with Michael Silberman and Kevin Dieball and on February 22, 2002, Mr. Kucher filed an amended Schedule 13D along with Michael Silberman, Kevin Dieball, Ernest C. Garcia II, Verde Capital Partners, LLC, Verde Investments, Inc. and Jeffrey Peterson.

     Mark D. Kucher's purposes for the acquisition of the Issuer securities may include, without limitation, plans or proposals such as the following:

     (1) dispositions of the Issuer securities through sales, transfers and other means of disposing of the securities; (2) causing the sale or transfer of assets of Issuer or any of its subsidiaries; (3) a change in the present board of directors or management of Issuer; (4) change in the capitalization or dividend policy of Issuer; (5) a change in Issuer's charter, bylaws or other corporate documents and instruments; (6) causing a class of securities of Issuer to be delisted or not traded on an exchange, system or association; (7) a corporate transaction, such as a merger, reorganization or liquidation involving Issuer or any of its subsidiaries; (8) a joint venture, partnership or management arrangement impacting Issuer, or any of its subsidiaries and/or affiliate entities or persons; (9) acquisitions of additional securities of Issuer; (10) other changes in Issuer's business or corporate structure; and (11) other actions similar to any of those listed above.

Item 5. Interest in Securities of the Issuer.

     (a) Mark D. Kucher beneficially owns 2,386,243 shares of common stock of Issuer, or approximately 13.90% of the outstanding shares of Issuer's common stock.

     (b) Mark D. Kucher has sole power to vote all shares set forth in Item 5(a), above except that pursuant to a voting trust agreement, Jeffrey Peterson through Vayala Corporation has sole power to vote all shares set forth in Item 5(a) for six (6) months.

     (c) No transactions in the securities of the Issuer, other than those described herein, were effected by Mark D. Kucher since the most recent amended Schedule 13D filing made by Mr. Kucher on January 7, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Michael D. Silberman, Mark Kucher and Kevin Dieball have verbally agreed to vote their respective shares in uniformity with one another as to any issues that may come before the stockholders of the company. Further, they are consulting with one another regarding the Issuer. The individuals completely agreed to act as set forth as of January 4, 2002. The Proxy Agreement between Ernest C. Garcia II, Verde Capital Partners LLC, Verde Investments, Inc. and Michael Silberman was previously attached as an exhibit to the Schedule 13D filed by Ernest C. Garcia II, Verde Capital Partners LLC, Verde Investments, Inc. on February 8, 2002.

     Jeffrey Peterson has not entered into any written agreement with Michael Silberman, Mark Kucher, Kevin Dieball, Ernest C. Garcia II, Verde Capital Partners LLC, and Verde Investments, Inc. Mr. Peterson made a verbal agreement to provide advice to the Silberman Group on February 21, 2002.

     On March 12, 2002, Mark Kucher entered into a voting trust agreement whereby for a period of six (6) months from the date of the agreement, Jeffrey Peterson through Vayala Corporation, a Delaware corporation whose President is Jeffrey Peterson, is entitled to vote the 2,386,243 shares of the Issuer's common stock beneficially owned by Mr. Kucher.


/S/ JEFFREY PETERSON
--------------------
Jeffrey Peterson



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